UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number 333-205203

L&S Light & Strong, Ltd.

(Translation of registrant's name into English)

Haadom St. Kanot Industrial Zone, POB 7042 Gedera, Israel, 7070000 Tel: (011) (972) 8-931-6232

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Compensatory Arrangements of Certain Officers

On July 10, 2016, the Registrant entered into a second addendum to the services agreement (the “Services Agreement”) between the Registrant and Uri Orbach, Platforma Consulting and Marketing, pursuant to which Mr. Orbach serves as the Chief Executive Officer of the Registrant. In accordance with the second addendum, Mr. Orbach's monthly salary will be increased to NIS 35,000 for the months of May, June, and July 2016, and to NIS 40,000 starting from the month of August 2016. In addition, the exercise price for all of the options previously granted to Mr. Orbach has been re-priced to $0 per share. The other material terms of the Services Agreement remain unchanged.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

L&S Light & Strong, Ltd.
By:	/s/ Uri Orbach
Name: Uri Orbach
Title: Chief Executive Officer and Acting Chief Financial Officer

Date: July 13, 2016